SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                13 July, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  AGM Statement announcement made on 13 July, 2005




DC05-441 July 13, 2005


                  BT DELIVERING GROWTH THROUGH TRANSFORMATION


This release is a summary of the presentation given at BT Group's Annual General
           Meeting in Harrogate by BT Chairman Sir Christopher Bland.

BT's strategy is delivering growth through transformation. That was the key message delivered today by BT Chairman Sir Christopher Bland when addressing shareholders at the company's Annual General Meeting in Harrogate, Yorkshire. Describing last year as an "excellent year for BT", Sir Christopher highlighted the strong growth in turnover, earnings per share, free cash flow and dividends:

   -Turnover up 2 per cent (1)

   -Earnings per share up 7 per cent (2)

   -Free cash flow up 10 per cent

   -Dividends up 22 per cent.

Sir Christopher said: "BT's strategy is working. That strategy is to transform BT through generating strong and increasing revenues from our new wave services
- such as broadband and networked IT services - at the same time as defending our traditional businesses such as voice telephony. Success in both areas depends on building long-term partnerships with customers. It also depends on having excellent infrastructure - and the 21st century network, in which we are investing, will enable us to provide services which are both world-class and cost effective."

Reviewing the year, Sir Christopher highlighted the 32 per cent growth in new wave revenues, saying "BT is growing again". These revenues - from broadband, networked IT services and mobility - grew to GBP4.5bn and now account for almost a quarter of BT's total revenues. The 32 per cent(1) increase more than offset the 5 per cent(1) decline in traditional revenues, something that has happened for five quarters in a row.

(1) Excluding impact of acquisitions and mobile termination rate reductions

(2) Before goodwill amortisation and exceptional items

Referring to BT's dividend policy, Sir Christopher said this year's dividend was five times greater than that of 2001/2 and reaffirmed that dividends are expected to reach 60 per cent of earnings next year. He also said that, subject to the company's overall financial position, BT expects the payout ratio to reach two-thirds of underlying earnings by 2007/8.

Turning to the recently proposed regulatory settlement, he said: "The solution is based on proposals BT made to Ofcom and which Ofcom has now accepted subject to formal consultation. It has been a tough journey but the outcome is the right one - regulation where it is needed: and de-regulation where it is not."

Sir Christopher also talked about BT's efforts to run our operations responsibly and play a constructive role in society. He said: "That role has an important environmental dimension because communications enable people to avoid travel and therefore help to conserve energy and combat climate change."

Referring to BT's decision to sign the world's largest green energy contract, he added: "What this means in practice is that almost all of BT's UK electricity needs will be met from environmentally-friendly, sustainable sources, including wind generation, solar, wave and hydroelectric schemes. This contract is expected to enable BT to avoid 325,000 tonnes of carbon dioxide emissions each year, equivalent to the amount produced by more than 100,000 cars."

Summing up, Sir Christopher said: "Our most lasting contribution to society will be the one we make through transforming the way people communicate in homes, businesses, offices, factories, schools and hospitals throughout Britain and beyond. The activities and results we have achieved in 2004/5 show that we are leaders in building this new communications landscape."

Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.


About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

-BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.

-BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.

-BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

For more information, visit www.bt.com/aboutbt

--------------------------

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 13 July, 2005